

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2012

<u>Via E-mail</u>
Enzo Taddei
Chief Financial Officer
Global Equity International, Inc.
23 Frond "K" Palm Jumeirah
Dubai, UAE

Re: Global Equity International, Inc.
Amendment No. 5 to Form 10-12G
Filed May 29, 2012
File No. 000-54557

Dear Mr. Taddei:

　　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　Sincerely,

　　　　　　　　/s/ Jennifer Gowetski

　　　　　　　　Jennifer Gowetski
　　　　　　　　Senior Counsel

cc: David E. Wise, Esq.
　　　　Via E-mail